UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 1, 2012.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

FITCH UPGRADES BLADEX’S ISSUER DEFAULT RATINGS
TO ‘BBB+’, WITH ‘STABLE’ OUTLOOK

Panama City, Republic of Panama, August 1, 2012 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today that Fitch Ratings upgraded Bladex’s issuer Default Ratings (“IDR”) to ‘BBB+’ from ‘BBB’ with a ‘Stable’ Outlook.

Fitch Ratings in a press release commented that Bladex “strengthened its balance sheet by improving its funding structure and closing maturity gaps, while maintaining ample liquidity, sufficient capital and outstanding asset quality. In Fitch's view, Bladex has proven that it can face severe crises and has successfully refocused its strategy achieving moderate growth while ensuring a more consistent financial performance.”

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated, “Fitch’s rating upgrade reflects the financial strength of Bladex, its diversified and recently improved funding structure, and its successful business strategy in Latin America.”

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V., Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Attention: Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor,

New York, NY 10005

Attention: Ms. Melanie Carpenter or Mr. Peter Majeski

Tel.: (212) 406-3694, E-mail: bladex@i-advize.com